

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 21, 2017

Via E-mail
Dr. Bassil Dahiyat
President and Chief Executive Officer
Xencor, Inc.
111 West Lemon Avenue
Monrovia, CA 91016

Re: Xencor, Inc.
Form 10-K for the Year Ended December 31, 2016
Filed March 1, 2017
File No. 001-36182

Dear Dr. Dahiyat:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance